"THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION."


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)1


                             TRACTOR SUPPLY COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.008 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    892356106
--------------------------------------------------------------------------------
                                 (CUSIP number)
















----------
    1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 892356106                SCHEDULE 13G        PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Gail E. Newkirk
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     455,852
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               455,852
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            455,852
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   6   PAGES
                               -----    -----

ITEM 1(a).   NAME OF ISSUER:

                Tractor Supply Company
             ------------------------------------------------------------


ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                320 Plus Park Boulevard, Nashville, TN 37217
             ------------------------------------------------------------


ITEM 2(a).   NAME OF PERSON FILING:

                Gail E. Newkirk
             ------------------------------------------------------------


ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                320 Plus Park Boulevard, Nashville, TN 37217
             ------------------------------------------------------------


ITEM 2(c).   CITIZENSHIP:

                U.S.A.
             ------------------------------------------------------------


ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $.008 per share
             ------------------------------------------------------------


ITEM 2(e).   CUSIP NUMBER:

                892356106
             ------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

             (a)   [ ] Broker or dealer registered under Section 15 of
                       the Act,

             (b)   [ ] Bank as defined in Section 3(a)(6) of the Act,

             (c)   [ ] Insurance Company as defined in Section 3(a)(19)
                       of the Act,



                                Page 3 of 6 Pages

             (d)   [ ] Investment Company registered under Section 8 of the
                       Investment Company Act,

             (e)   [ ] Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940,

             (f)   [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                        Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

             (g)   [ ] Parent Holding Company, in accordance with
                       Rule 13d-1(b)(ii)(G); see Item 7,

             (h)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4.      OWNERSHIP.

     (a)     Amount beneficially owned:

                455,852
             -------------------------------------------------------------------

             This amount includes 453,083 shares owned jointly by Mrs. Newkirk and her husband, Gerald E. Newkirk. This amount also includes 1,769 shares held by a daughter of Mr. and Mrs. Newkirk and 1,000 shares held by a second daughter of Mr. and Mrs. Newkirk, as to which Mrs. Newkirk disclaims beneficial ownership pursuant to Rule 13d-4. Under certain circumstances, Mrs. Newkirk, her husband and/or their two daughters could be viewed as a group within the meaning of Regulation 13D-G. Mrs. Newkirk disclaims membership in any such group.

        (b)  Percent of class:

                5.2%
             -------------------------------------------------------------------

        (c)  Number of shares as to which such person has:

             (i)      Sole power to vote or to direct the vote              0
                                                                    ----------
             (ii)     Shared power to vote or to direct the vote      455,852
                                                                    ----------
             (iii)    Sole power to dispose or to direct the
                      disposition of                                        0
                                                                    ----------
             (iv)     Shared power to dispose or to direct the
                      disposition of                                  455,852
                                                                    ----------




                                Page 4 of 6 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Mrs. Newkirk owns 453,083 shares of Common Stock, representing approximately 5.2% of the issued and outstanding Common Stock, jointly with her husband, Gerald E. Newkirk. Mr. Newkirk has reported his joint ownership of these shares separately on Schedule 13G.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10. CERTIFICATION.

         Not applicable.




                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 1997



                                                Gail E. Newkirk
                                                ----------------------------


                                                By: /s/ Michael J. Kincaid
                                                    ------------------------
                                                        Michael J. Kincaid
                                                        Attorney-in-Fact*

--------
* Pursuant to a Power of Attorney, dated February 9, 1996, filed with the Reporting Person's Schedule 13G, dated February 9, 1996, which is hereby incorporated herein by reference.


                                Page 6 of 6 Pages